Exhibit to Item 77C

On December 23, 2010, the Company held a Special Meeting of Shareholders for the Absolute Return Fund and the Market Neutral Fund, each a portfolio of the Embarcadero Funds, Inc. (the “Company”)

The following report on the voting record for shareholders of the Absolute Return Fund with respect to the proposal was then presented:

Absolute Return Fund

Proposal 1: To approve an Agreement and Plan of Reorganization among the Company, the Absolute Return Fund and Tanaka Funds, Inc. on behalf of Tanaka Growth Fund, allowing for the transfer of all of the Absolute Return Fund’s assets and the assumption of all the liabilities of the Absolute Return Fund in exchange solely for the Class R shares of the Tanaka Growth Fund.

For

Against

Abstain

2,027,432

40,910

79,836

94.38%

1.90%

3.72%

The following report on the voting record for shareholders of the Market Neutral Fund with respect to the proposal was then presented:

Market Neutral Fund

Proposal 1: To approve an Agreement and Plan of Reorganization among the Company, the Market Neutral Fund and Tanaka Funds, Inc. on behalf of Tanaka Growth Fund, allowing for the transfer of all of the Market Neutral Fund’s assets and the assumption of all the liabilities of the Market Neutral Fund in exchange solely for the Class R shares of the Tanaka Growth Fund.

For

Against

Abstain

376,786

31,194

17,034

88.65%

7.34%

4.01%